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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 04 2019
Washington DC
413

SEC FILE NUMBER
8-70008

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Porter White Capital, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 Richard Arrington Jr. Blvd North, Suite 400
(No. and Street)

Birmingham	Alabama	35203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kathryn Lavender, 205-252-3681
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mauldin & Jenkins, LLC
(Name – *if individual, state last, first, middle name*)

2000 Southbridge Parkway, Suite 501	Birmingham	Alabama	35209
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Goodloe H. White, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Porter White Capital, LLC, as of February 27, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PORTER WHITE CAPITAL, LLC

FINANCIAL REPORT

DECEMBER 31, 2018

PORTER WHITE CAPITAL, LLC

FINANCIAL REPORT
DECEMBER 31, 2018

TABLE OF CONTENTS

MAULDIN & JENKINS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Porter White Capital, LLC
Birmingham, Alabama

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Porter White Capital, LLC (the Company) as of December 31, 2018, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedules I, II, and III (Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2018.

Mauldin & Jenkins, LLC

Birmingham, Alabama
February 27, 2019

PORTER WHITE CAPITAL, LLC

BALANCE SHEET
December 31, 2018

Assets		2018
Cash	$	27,743
Receivables, net of allowance of $0 as of December 31, 2018		10,000
Other assets		1,935
Total assets	$	39,678
Liabilities and Members' Equity		
Liabilities:		
Accounts payable	$	139
Total liabilities		139
Members' equity:		
Members' capital		68,000
Accumulated deficit		(28,461)
Total members' equity		39,539
Total liabilities and members' equity	$	39,678

See Notes to Financial Statements.

PORTER WHITE CAPITAL, LLC

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2018

		2018
Revenues:		
Fixed fee revenue	$	105,000
Contingent fee revenue		325,004
Total revenues		430,004
Operating expenses:		
Commissions and related benefits		162,502
Registration and compliance expenses		31,167
Other operating expenses		134
Total operating expenses		193,803
Income from operations		236,201
Net income	$	236,201

See Notes to Financial Statements.

PORTER WHITE CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2018

	Members' Capital	Accumulated Deficit	Total Members' Equity
Balance, December 31 2017 (unaudited)	$ 68,000	$ (28,662)	$ 39,338
Net income	-	236,201	236,201
Distributions	-	(236,000)	(236,000)
Balance, December 31, 2018	$ 68,000	$ (28,461)	$ 39,539

See Notes to Financial Statements.

PORTER WHITE CAPITAL, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2018

		2018
OPERATING ACTIVITIES		
Net income	$	236,201
Adjustments to reconcile net income to net cash provided by operating activities:		
Net change in:		
Receivables		(10,000)
Other assets		2,073
Accounts payable		139
Net cash provided by operating activities		228,413
FINANCING ACTIVITIES		
Distributions		(236,000)
Net cash used in financing activities		(236,000)
Net decrease in cash		(7,587)
Cash at beginning of year		35,330
Cash at end of year	$	27,743

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Porter White Capital, LLC ("Capital") is a limited broker dealer as set forth in its Form BD and, as such, engages in a limited range of activities. These activities include advising companies on capital raising and corporate restructuring; and acting as placement agents for sales of unregistered securities. Capital is registered with the SEC as a broker-dealer and is a wholly owned subsidiary of Porter White Companies, Inc. ("PW Companies").

The Certificate of Formation for Capital was filed on June 21, 2017, and the FINRA Membership Agreement was signed on December 29, 2017. The 2017 activities related to the formation costs which were reviewed in the PW Companies consolidated financial statements.

Basis of Presentation and Accounting Estimates

The financial statements of the Company are prepared under the accrual method of accounting. The financial statements include the accounts of the Company.

In preparing the financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results from investment banking and consulting projects could differ from those estimates.

Revenue is generated from fixed or contingent fee arrangements or hourly-based fees, or a combination of both. Revenue generated from fixed or contingent fee arrangements is recognized when the projects are substantially complete or when milestones are reached and no material contingencies exist. Revenue generated from hourly-based fees is recognized when earned. Customer billings are performed on a periodic basis consistent with the terms negotiated in the engagement agreement.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 2018, there were no cash equivalents.

Receivables, Net

The Company uses the allowance method of accounting for uncollected receivables whereby allowances are established at the time receivables are estimated to be uncollectible. Management analyzes delinquent receivables and, once these receivables are determined to be uncollectible, they are written off through a charge against the existing allowance or against earnings. The allowance for doubtful accounts amounted to $0 at December 31, 2018.

Revenue Recognition, ASC-606 Disclosure

The new revenue recognition guidelines in ASC-606 have been adopted, and there is no real effect in the Company's financial statements. Revenue from contracts with customers is recognized when, or as, the Company satisfies their performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the customer obtains control over the promised good or service.

Investment Advisory. When the Company enters into an engagement with a client for financial advisory services, it is to provide a Fairness Opinion. In this case, the Company is paid a fee upon signing the engagement letter and another fee when the Fairness Opinion is delivered. Both fees are recognized when received.

Investment Banking. The Company provides clients with placement agent services for unregistered securities to facilitate merger, acquisition and restructuring activity. The Company is paid a transaction fee based upon an agreed upon formula in the engagement letter upon the closing of the transaction.

Advisory fees from mergers and acquisitions engagements are recognized at a point in time when the related transaction is completed, as the performance obligation is to successfully broker a specific transaction.

Income Taxes

The Company is a single member limited liability company (LLC) and has elected not to be treated as a corporation. The activities of the Company will be accrued to member's individual tax returns.

Subsequent Events

Capital has evaluated all transactions, events, and circumstances for consideration or disclosure through February 27, 2019, the date these financial statements were available to be issued and has reflected or disclosed those items within the financial statements and related footnotes as deemed appropriate.

NOTE 2. UNINSURED CASH BALANCES

The Company maintains its cash balances at high credit quality financial institutions. At various times throughout the year ended December 31, 2018, the Company may have cash on deposit with the financial institutions in excess of federal depository insurance limits. The Company has not experienced and does not anticipate any credit losses on these deposits.

NOTE 3. RELATED PARTY TRANSACTIONS

Capital has entered into a Management Services Agreement with Porter White Companies, Inc. and each of its subsidiaries, Porter White Capital Advisors, Inc., Porter White & Company, Inc., and PW Management Co., Inc. who have agreed to provide overhead services to Capital. At this time, the Parent company and subsidiaries have chosen to not charge Capital these modest allocable overhead expenses. However, a separate expense ledger is kept monthly for allocation purposes.

NOTE 4. COMPENSATION AGREEMENT

Porter White Capital, LLC is a member of FINRA, registered with the SEC as a broker dealer, and engaged from time to time in merger and acquisition and private placement transactions for which it typically earns a contingent fee upon closing. PW Management ("Management"), under common ownership with Capital, employs and compensates persons registered as representatives of Capital, who are also active with other affiliates of Capital, and who are typically entitled under the compensation polices of Capital to receive up to approximately 50% of contingent fees and other revenues earned by Capital (including fringe benefits directly related to such compensation). The purpose of this Compensation Agreement is to document (i) the

obligation of Capital to provide for the payment of compensation due registered representatives of Capital as the result of their services to Capital by transferring to Management such amounts as are necessary for the purpose, and (ii) the obligation of Management to pay all compensation to registered representative of Capital that are due under the compensation policies of Management and its affiliates. Capital paid $162,502 in compensation related to contingent fees earned in 2018.

NOTE 5. COMMITMENTS AND CONTINGENCIES

Net Capital Requirements

Capital is subject to the SEC's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to capital, both as defined, shall not exceed 8 to 1 in the first twelve months of commencing business. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital would be less than 120 percent of the minimum dollar amount required. Capital's net capital ratio, net capital and excess capital were as follows:

	Year Ended 2018	
Net capital ratio		0.50%
Net capital	$	27,604
Excess net capital	$	22,604

SUPPLEMENTAL INFORMATION

PORTER WHITE CAPITAL, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
Year Ended December 31, 2018

		2018
Assets		
Allowable Assets		
Checking	$	27,743
Total Allowable Assets	$	27,743
Nonallowable Assets		
Accounts Receivable	$	10,000
CRD Account Balance		85
Prepaid Expenses		1,850
Total Nonallowable Assets	$	11,935
Total Assets	$	39,678
Liabilities and Members' Equity		
Aggregate Indebtedness		
Accounts Payable	$	139
Total Aggregate Indebtedness	$	139
Equity		
Capital (inc. retained earnings)	$	39,338
Current Year Distributions		(236,000)
Net Income		236,201
Total Equity	$	39,539
Total Liabilities and Members' Equity	$	39,678
Total Assets	$	39,678
Less Total Liabilities		139
Net Worth	$	39,539
Less Nonallowable Assets		11,935
Tentative Net Capital	$	27,604
Less Haircuts		-
Net Capital	$	27,604
Minimum Net Capital Per Rule 15c3-1	$	5,000
Excess Net Capital	$	22,604
Ratio of aggregate indebtedness to net capital		0.50%
AI/8	$	17
Net Capital in Excess of 120% Min Dollar NC or 10% of AI	$	27,590

Note: The above computations do not differ from the computation of net capital under rule 15c3-1 as of December 31, 2018 as filed by the Registrant on Part IIA of form X-17A-5. Accordingly, no reconciliation is necessasry.

PORTER WHITE CAPITAL, LLC

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 Of the Securities and Exchange Commission Year Ended December 31, 2018

Schedule II

Computation for Determination of Reserve Requirements Under Rule 15C3-3

None. The Company is exempt from rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof.

Schedule III

Information Relating to Possession or Control Requirements Under Rule 15c3-3

None. The Company is exempt from rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof.

Porter, White & Company

MANAGEMENT'S EXEMPTION REPORT

Porter White Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions in paragraph (k)(2)(i).

2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2018, without exception.

Porter White Capital, LLC

I, Goodloe White, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

President and CEO

February 12, 2019

15 Richard Arrington, Jr. Blvd., N. • Birmingham, Alabama 35203-4103 • P.O. BOX 12367 • Birmingham, Alabama 35202-2367 • 205/252-3681 • FAX 205/252-8803
Porter, White & Company, Inc. • Porter White Capital Advisors, Inc. • Porter White Investment Advisors, Inc.

MAULDIN & JENKINS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Porter White Capital, LLC
Birmingham, Alabama

We have reviewed management's statements, included in the accompanying Management's Exemption Report, in which (1) Porter White Capital, LLC (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mauldin & Jenkins, LLC

Birmingham, Alabama
February 27, 2019